SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 14, 2007

333-115865-06

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-06

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED FINANCIAL RESULTS

For the three months ended 31 March 2007

(unaudited)

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that the Group’s actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if the Group’s financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause the Group’s actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from current expectations include those risk factors disclosed in the Group’s Form 20-F Annual Report for the year ended 31 December 2006 as filed with the Securities and Exchange Commission (“SEC”) on 30 April 2007.

As a consequence, the Group’s current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on the Group’s behalf.

Non-GAAP Measures

We use a number of non-GAAP measures in addition to GAAP measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Where such non-GAAP measures are given, this is clearly indicated and the comparable GAAP measure is also given.

Net Borrowings

Net Borrowings is defined as total borrowings less cash at bank and in hand less short term deposits with an original maturity of less than three months. We use Net Borrowings as a part of our internal debt analysis. We believe that Net Borrowings is a useful measure as it indicates the level of borrowings after taking account of the financial assets within our business that could be utilized to pay down the outstanding borrowings. In addition the Net Borrowings balance provides an indication of the Net Borrowings on which we are required to pay interest.

EBITDA

We define EBITDA as profit before interest, taxation, depreciation and amortization. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to the EBITDA of other companies.

EBITDA and the related ratios are supplemental measures of our performance and liquidity under IFRS that are not required by, or presented in accordance with, IFRS or US GAAP. Furthermore, EBITDA is not a measurement of our financial performance under IFRS or US GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS or US GAAP.

We believe EBITDA among other measures facilitates operating performance comparisons from period to period and management decision making. It also facilitates operating performance comparisons from company to company. EBITDA eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, the vast majority of which present EBITDA when reporting their results.

Operating and Financial Review

The following is a discussion of the unaudited consolidated results of operations and financial condition of Inmarsat Group Limited (“the Company” or together with its subsidiaries, “the Group”) for the three months ended 31 March 2007. You should read the following discussion together with the whole of this document including the historical consolidated financial results and the notes. The consolidated financial results were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and IFRIC interpretations issued and effective at the time of this report. There are no material differences for the Group between IFRS and IFRS as adopted by the EU.

Overview

Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Inmarsat has nearly 30 years of experience in designing, launching and operating its satellite-based network. With a fleet of ten owned and operated geostationary satellites, the Group provides a wide range of data and voice services, including telephony, fax, video, email and high-speed intranet and internet access. The Group’s revenues, operating profit and EBITDA for the three months ended 31 March 2007 were US$140.8m, US$58.3m and US$99.6m respectively (March 31, 2006: US$121.7m, US$41.2m and US$80.5m respectively).

The results of the Group’s operations are reported in US dollars as the majority of revenues and borrowings are denominated in US dollars.

Final dividend

A final dividend of US$73.4m recommended by the directors was approved and will be paid to Inmarsat Holdings Limited (the parent company) on 25 May 2007.

Launch of the third Inmarsat-4 satellite

We have exercised an option, with Lockheed Martin Commercial Launch Services, Inc. for the launch of our third Inmarsat-4 satellite on an Atlas V launch vehicle. On the basis of the current manifest, we have a launch period allocation in mid-2009 but we have requested an accelerated launch under the contract and are continuing to explore all options for an earlier launch.

Construction of a third satellite access station

We have begun construction of a third satellite access station in Hawaii USA, which will transmit and receive our BGAN traffic to and from our satellite network. The third SAS in Hawaii will provide global visibility to our Inmarsat-4 fleet once the third Inmarsat-4 satellite is launched.

Revenues

Revenues for the three months ended 31 March 2007 were US$140.8m, an increase of US$19.1m, or 15.7%, compared with the three months ended 31 March 2006. The table below sets out the components of the Group’s total revenue for each of the periods under review:

	Three months ended 31 March		Increase/ (decrease)
	2007	2006
	(US$ in millions)%
Revenues
Maritime sector:
Voice services	26.3	24.7	6.5%
Data services	51.8	44.4	16.7%

Total maritime sector	78.1	69.1	13.0%
Land mobile sector:
Voice services	3.9	5.6	(30.4%	)
Data services	28.4	24.4	16.4%

Total land mobile sector	32.3	30.0	7.7%
Aeronautical sector	10.1	7.0	44.3%
Leasing (incl. navigation)	17.5	13.8	26.8%

Total mobile satellite communications services	138.0	119.9	15.1%

Other income	2.8	1.8	55.6%

Total revenue	140.8	121.7	15.7%

	As at 31 March
(000’s)	2007	2006
Active terminals(1) (2)
Maritime	141.2	125.3
Land mobile	80.6	77.4
Aeronautical	8.1	7.0

Total active terminals	229.9	209.7

(1)	Active terminals are the number of subscribers (BGAN and R-BGAN) or terminals that have been used to access services at any time during the preceding twelve-month period (other services except handheld) registered at 31 March. Active handheld terminals are the average number of terminals active on a daily basis during the period.

(2)	Active terminals as at 31 March 2007 include 9,109 ACeS terminals and 9,842 BGAN subscribers (as at 31 March 2006: nil and 2,113 respectively).

During the three months ended 31 March 2007, revenues from mobile satellite communications services were US$138.0m, an increase of US$18.1m, or 15.1%, compared with the three months ended 31 March 2006. Growth has been strongest in the newer services such as Fleet, BGAN and Swift 64. Revenue has also benefited from the introduction of our handheld service in September 2006. The maritime, land mobile, aeronautical and leasing sectors accounted for 56.6%, 23.4%, 7.3% and 12.7% of total revenues from mobile satellite communications services respectively during the three months ended 31 March 2007. Active terminal numbers increased by 9.6% between 31 March 2006 and 31 March 2007, with strong growth particularly in the maritime and aeronautical sectors. Maritime active terminals were up 12.7% period over period, while our base of active Fleet terminals grew by 50.4%. In the aeronautical sector, we have seen continued growth in Swift 64 (high-speed data) and ‘classic’ aero (low-speed data), with increased active terminal numbers. Terminal growth has also benefited from the addition of ACeS handheld terminals which have been included since September 2006.

Maritime Sector. During the three months ended 31 March 2007, revenues from the maritime sector were US$78.1m, an increase of US$9.0m, or 13.0%, compared with the three months ended 31 March 2006. This reflects an increase in both voice and data revenues.

Revenues from data services in the maritime sector during the three months ended 31 March 2007 were US$51.8m, an increase of US$7.4m, or 16.7%, compared with the three months ended 31 March 2006. The increase in revenues from data services reflects greater demand, as a result of the continued take-up and strong usage of our Fleet services. Demand for Fleet terminals has also been driven by growth in the global shipping new-build market.

Revenues from voice services in the maritime sector during the three months ended 31 March 2007 were US$26.3m, an increase of US$1.6m or 6.5% compared with the three months ended 31 March 2006. Historically our voice revenues for the maritime sector have been affected by the migration of users from our higher-priced analogue service to our lower-priced digital services and to a lesser extent by competition. During the three months ended 31 March 2007, this has been more than offset by growth for voice services in both our newer Fleet service and various promotions we have initiated to respond to increased competition in certain of our established services.

Land mobile Sector. During the three months ended 31 March 2007, revenues from the land mobile sector were US$32.3m, an increase of US$2.3m, or 7.7%, compared with the three months ended 31 March 2006.

Revenues from data services in the land mobile sector during the three months ended 31 March 2007 were US$28.4m, an increase of US$4.0m, or 16.4%, compared with the three months ended 31 March 2006. The increase is a result of strong growth and usage of BGAN, partially offset by a decline in GAN high-speed data traffic following reduced traffic levels in the Middle East and competition from VSAT. Usage levels among land data users are subject to volatility from quarter to quarter depending on end customer activity. During the first quarter of 2007 demand from a small number of end users of our BGAN services was particularly strong and may not necessarily be indicative of the usage levels that we expect in future quarters.

Revenues from voice services in the land mobile sector during the three months ended 31 March 2007 were US$3.9m, a decrease of US$1.7m, or 30.4%, compared with the three months ended 31 March 2006. This continues the trend seen over the last few years of declining traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from operators of handheld satellite telephones who offer lower-priced voice services.

Revenues from BGAN services during the three months ended 31 March 2007 are set out in the table below. These figures include voice, data and subscription revenues. As at 31 March 2007 there were 9,842 active BGAN subscribers.

BGAN Services	Three months ended 31 March
	2007	2006
Revenues (US$ in millions)	7.1	0.5
Active subscribers	9,842	2,113

Aeronautical Sector. During the three months ended 31 March 2007, revenues from the aeronautical sector were US$10.1m, an increase of US$3.1m, or 44.3%, compared with the three months ended 31 March 2006. The increase continues to be attributed primarily to the Swift 64 high-speed data service, which targets the government aircraft and business jet markets as well as being used by commercial airlines. In addition revenues for low-speed data services benefited from increased industry demand.

Leasing. During the three months ended 31 March 2007, revenues from leasing were US$17.5m, an increase of US$3.7m, or 26.8%, compared with the three months ended 31 March 2006. The increase is a result of the new navigation contracts and aeronautical Swift 64 lease, which commenced in June 2006.

Other income. Other income was US$2.8m for the three months ended 31 March 2007, an increase of US$1.0m, or 55.6%, compared with the three months ended 31 March 2006. The increase in other income relates to additional in-orbit support services provided to other satellite operators. Other income consists primarily of income from the provision of conference facilities, renting surplus office space, fees for in-orbit support services and revenue from sales of handheld end-user terminals.

Seasonality – Impact of volume discounts. Revenues are impacted by volume discounts which increase over the course of the year with lower discount levels in early quarters and higher discounts in later quarters as our distribution partners meet specific volume thresholds. The effect of these volume discounts will be most prominent in the fourth quarter. Additionally, until April 2009 the total amount of volume discounts will be affected by the consolidation of distribution partners. If the merger of France Telecom Mobile Satellite Communications and Telenor Satellite Services is completed, the impact in terms of additional volume discounts would be in the range of US$6.0m to US$8.0m in a full year.

Net operating costs

Net operating costs in the three months ended 31 March 2007 were US$41.2m, in line with the three months ended 31 March 2006. Excluding restructuring costs in 2006, net operating costs were above the prior year period by US$6.8m. The table below sets out the components of the Group’s net operating costs for each of the periods under review:

	Three months ended 31 March
(US$ in millions)	2007	2006
Employee benefit costs	(22.7)	(20.9)
Restructuring costs including termination benefits	—	(6.8)
Network and satellite operations costs	(8.4)	(6.9)
Other operating costs	(14.1)	(10.4)
Work performed by the Group and capitalized	4.0	3.8

Total net operating costs	(41.2)	(41.2)

Employee benefit costs

Employee benefit costs during the three months ended 31 March 2007 were US$22.7m, an increase of US$1.8m, or 8.6% compared with the three months ended 31 March 2006 (excluding non-recurring restructuring costs of US$6.8m incurred in 2006). The increase in part can be attributed to an adverse movement in the Group’s hedged rate of exchange, which has increased from US$1.77/£1.00 in 2006 to US$1.81/£1.00 in 2007 (the majority of staff costs are incurred in sterling and we report the Group’s results in US dollars). The remainder of the increase relates largely to the accrual of staff bonuses and to a lesser extent additional headcount in Batam, Indonesia which we assumed responsibility for following the ACeS collaboration arrangements in September 2006. Total full-time equivalent headcount at 31 March 2007 was 443 (includes Batam employees: 54), compared to 404 as at 31 March 2006 (includes Batam employees: nil).

Network and satellite operations costs

Network and satellite operations costs during the three months ended 31 March 2007 were US$8.4m, an increase of US$1.5m, or 21.7%, compared with the three months ended 31 March 2006. The increase is primarily due to in-orbit insurance costs for the Inmarsat-4 F1 and F2 satellites which commenced on expiry of the launch insurance cover, being 11 March 2006 for the F1 and 8 November 2006 for the F2. The charge for the three months ended 31 March 2006 for in-orbit insurance represented just 20 days of cover for one satellite, as compared with the charge for the three months ended 31 March 2007 which represented three full months of cover for both satellites.

Other operating costs

Other operating costs during the three months ended 31 March 2007 were US$14.1m, an increase of US$3.7m, or 35.6%, compared with the three months ended 31 March 2006. For the three months ended 31 March 2007, the Group recognized a foreign exchange loss of US$0.7m (gain in 2006 of US$0.6m) on the revaluation of certain foreign exchange contracts and incurred an additional US$0.7m in rental costs as a result of amending the accounting treatment for rental payments on our head office building to record costs on a straight-line basis. The remainder of the increase is attributable to higher advertising costs incurred in joint marketing efforts with our distribution partners to promote our products in addition to higher professional fees as a result of increased business activity.

Work performed by the Group and capitalized

Own work capitalized during the three months ended 31 March 2007 was US$4.0m, an increase of US$0.2m, or 5.3%, compared with the three months ended 31 March 2006. Own work capitalized reflects the shift of work from our BGAN and Inmarsat-4 programme, now that it is largely operational, to work on new services that are soon to be introduced such as FleetBroadband, SwiftBroadband and our handheld service.

EBITDA

As a result of the factors discussed above, EBITDA for the three months ended 31 March 2007 was US$99.6m, an increase of US$19.1m, or 23.7%, compared with the three months ended 31 March 2006. EBITDA margin has increased to 70.7% for the three months ended 31 March 2007 compared to 66.1% for the three months ended 31 March 2006.

Set forth below is a reconciliation of profit for the period to EBITDA for each of the periods indicated:

	Three months ended 31 March
(US$ in millions)	2007	2006
Profit for the period	26.8	14.9
Add back:
Income tax expense	11.8	7.1
Net interest payable	19.7	19.2
Depreciation and amortization	41.3	39.3

EBITDA	99.6	80.5

Depreciation and amortization

During the three months ended 31 March 2007, depreciation and amortization was US$41.3m, an increase of US$2.0m, or 5.1%, compared with the three months ended 31 March 2006. The increase relates principally to a full three months of depreciation in 2007 on the second Inmarsat-4 satellite following commencement of commercial service in February 2006.

Operating profit

As a result of the factors discussed above, operating profit during the three months ended 31 March 2007 was US$58.3m, an increase of US$17.1m, or 41.5%, compared with the three months ended 31 March 2006 with higher revenues offset in part by higher depreciation charges.

Net interest payable

Interest payable for the three months ended 31 March 2007 was US$20.6m, an increase of US$0.4m compared with the three months ended 31 March 2006. The increase was attributable to the subordinated parent company loan, with interest accreting to principal semi-annually, in addition to the reclassification of finance costs on pension and post-retirement liabilities from employee benefit costs. Offsetting the higher interest costs in part was lower interest on the Senior Notes given the purchase of US$53.6m (as at 31 March 2006: US$20.0m) of these notes, reducing net debt, by the Group in prior years.

Interest receivable for the three months ended 31 March 2007 was US$0.9m, a decrease of US$0.1m compared with the three months ended 31 March 2006.

Profit before tax

As a result of the factors discussed above, profit before tax during the three months ended 31 March 2007 was US$38.6m, an increase of US$16.6m compared with the three months ended 31 March 2006.

Income tax expense

The tax charge for the three months ended 31 March 2007 was US$11.8m, compared with US$7.1m for the three months ended 31 March 2006. The increase in the tax charge is largely driven by an increase in profit.

The decrease in effective tax rate from 32.3% for the three months ended 31 March 2006 to 30.6% for the three months ended 31 March 2007 is as a result of a reduction in the level of permanently disallowable expenditure.

Profit for the period

As a result of the factors discussed above, profit for the three months ended 31 March 2007 was US$26.8m, an increase of US$11.9m compared with the three months ended 31 March 2006.

Liquidity and capital resources

The Group had net borrowings at 31 March 2007 of US$1,188.8m primarily comprising Senior Credit Facility drawings of US$300.0m, Senior Notes of US$256.8m (net of US$53.6m Senior Notes held by the Group, being 17.3% of the aggregate principal amount outstanding), subordinated parent company loan of US$698.9m (including accretion of principal) and deferred satellite payments of US$58.9m, net of cash and cash equivalents of US$127.0m. See note 5. The total borrowings figures given in note 5 can be reconciled to the net borrowings figure above as follows:

(US$ in millions)	As at 31 March 2007	As at 31 December 2006
Total borrowings	1,315.8	1,258.2
Cash and cash equivalents	(127.0)	(39.5)

Net Borrowings	1,188.8	1,218.7

Net cash generated from operating activities during the three months ended 31 March 2007 was US$78.5m compared to US$59.7m during the three months ended 31 March 2006. The increase primarily relates to increased EBITDA and movements in working capital.

Net cash used in investing activities during the three months ended 31 March 2007 was US$26.2m compared with US$29.8m for the three months ended 31 March 2006, reflecting the Group’s continued capital expenditure for the construction of the Group’s Inmarsat-4 associated ground infrastructure and services. Included in cash used in investing activities during the three months ended 31 March 2007 was a payment of US$1.5m in respect of the ACeS collaboration arrangement.

Net cash generated from financing activities during the three months ended 31 March 2007 was US$35.7m compared to US$25.0m used during the three months ended 31 March 2006. During the three months ended 31 March 2007 the Group drew down US$50.0m on the revolving Senior Credit Facility (US$300.0m facility), paid US$13.8m of interest costs on Senior Notes and Facilities and paid fees of US$0.5m related to a finance lease disposal. During the three months ended 31 March 2006 the Group purchased US$10.0m principal of its Senior Notes (2007:US$nil) and paid US$15.0m of interest costs on Senior Notes and Facilities.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

Stratos Global Corporation

On 19 March 2007, Inmarsat Finance III Limited (“Inmarsat III”), a subsidiary of Inmarsat plc (the ultimate parent company), entered into a loan facility commitment with CIP UK Holdings Limited (“CIP UK”) whereby Inmarsat III will provide up to US$475.0m to CIP UK, to fund a recommended offer for the purchase of the entirety of the issued share capital of one of our key independent distribution partners, Stratos Global Corporation (“Stratos”) by CIP UK’s subsidiary, CIP Canada Investment Inc. (“CIP Canada”). Subject to closing of the acquisition of Stratos by CIP Canada, Communications Investment Partners Limited, CIP UK’s parent company, will grant an option for Inmarsat III to acquire CIP UK in return for the consideration of the payment of US$750,000 which is payable upon completion. This option is not exercisable prior to 14 April 2009 and terminates on 31 December 2010. The option is exercisable for a further payment of between US$750,000 and US$1.0m.

The loan facility commitment comprises a Tranche A of US$250.0m to fund the equity consideration and deal costs, a Tranche C to support a refinancing of Stratos’s US$225.0m senior loan facility on completion of the acquisition, or (in the event that Tranche

C is not drawn down), a Tranche B to support a mandatory tender offer for Stratos’s US$150.0m of bonds following completion of the acquisition. However, it is not currently expected that either Tranches B or C will be drawn (meaning the absolute size of the loan facility is likely to be US$250.0m) because it is expected that the Stratos senior lenders will consent to maintain the current facility in place following completion of the acquisition and that Stratos bondholders will not tender their bonds as the prevailing market price of the bonds is substantially above the mandatory tender offer price. The loan facility has a ten year term, is conditional upon the completion of CIP Canada’s acquisition of Stratos, bears interest at 5.75% per annum until 31 December 2010 (on a Pay in Kind (“PIK”) basis to 14 April 2009) and 11.5% per annum thereafter, and is secured by means of a right of sale pledge over CIP UK’s shareholding in CIP Canada.

This agreement is directly related to the ultimate parent company of Inmarsat Group Limited and will not impact future results of Inmarsat Group Limited.

Recent Events

Subsequent to 31 March 2007 there have been no material events which would affect the information reflected in the condensed consolidated financial results of the Group.

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT

(unaudited)

	Three months ended 31 March
(US$ in millions)	2007	2006
Revenue	140.8	121.7
Employee benefit costs	(22.7)	(20.9)
Restructuring costs including termination benefits	—	(6.8)
Network and satellite operations costs	(8.4)	(6.9)
Other operating costs	(14.1)	(10.4)
Work performed by the Group and capitalized	4.0	3.8
Depreciation and amortization	(41.3)	(39.3)

Operating profit	58.3	41.2
Interest receivable and similar income	0.9	1.0
Interest payable and similar charges	(20.6)	(20.2)

Net interest payable	(19.7)	(19.2)

Profit before income tax	38.6	22.0
Income tax expense	(11.8)	(7.1)

Profit for the period	26.8	14.9

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

(unaudited)

	Three months ended 31 March
(US$ in millions)	2007	2006
(Losses)/gains on cash flow hedges	(2.1)	2.3
Tax credited directly to equity	0.6	—

Net (losses)/gains recognized directly in equity	(1.5)	2.3
Profit for the period	26.8	14.9

Total recognized income for the period	25.3	17.2

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

(US$ in millions)	As at 31 March 2007 (unaudited)	As at 31 December 2006 (audited)
Assets

Non-current assets
Property, plant and equipment	1,233.1	1,247.5
Intangible assets	521.2	522.0

	1,754.3	1,769.5

Current assets
Cash and cash equivalents	127.0	39.5
Trade and other receivables	183.7	160.9
Inventories	1.3	0.8
Derivative financial instruments	6.6	8.5

	318.6	209.7

Total assets	2,072.9	1,979.2

Liabilities
Current liabilities
Borrowings	62.2	11.9
Trade and other payables	152.6	152.8
Provisions	0.5	1.6
Current income tax liabilities	16.5	8.6

	231.8	174.9

Non-current liabilities

Borrowing	1,243.6	1,235.8
Other payables	5.7	6.7
Provisions	38.9	37.6
Deferred income tax liabilities	137.4	134.4

	1,425.6	1,414.5

Total liabilities	1,657.4	1,589.4

Net assets	415.5	389.8

Shareholders’ equity
Ordinary shares	0.4	0.4
Share premium	346.1	346.1
Other reserves	13.0	14.1
Retained earnings	56.0	29.2

Total shareholders’ equity	415.5	389.8

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	Three months ended 31 March
(US$ in millions)	2007	2006
Cash flow from operating activities
Cash generated from operations	77.8	59.1
Interest received	0.8	0.8
Income taxes paid	(0.1)	(0.2)

Net cash inflow from operating activities	78.5	59.7

Cash flow from investing activities
Purchase of property, plant and equipment	(24.7)	(29.8)
Payment under ACeS collaboration arrangement	(1.5)	—

Net cash used in investing activities	(26.2)	(29.8)

Cash flow from financing activities
Drawdown of Revolving Senior Credit Facility	50.0	—
Interest paid on Senior Notes and Facilities	(13.8)	(15.0)
Finance lease disposal fees	(0.5)	—
Purchase of Senior Notes	—	(10.0)

Net cash (generated by)/used in financing activities	35.7	(25.0)

Foreign exchange adjustment	(0.4)	0.1

Net increase in cash and cash equivalents	87.6	5.0

Movement in cash and cash equivalents
At beginning of period	39.3	34.2
Net increase in cash and cash equivalents	87.6	5.0

As reported on balance sheet (net of bank overdrafts)	126.9	39.2

At end of period, comprising
Cash at bank and in hand	1.7	2.3
Short-term deposits with original maturity of less than 3 months	125.3	36.9
Bank overdrafts	(0.1)	—

	126.9	39.2

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General information

The principal activity of Inmarsat Group Limited and its subsidiaries (“the Group”) is the provision of mobile satellite communications services.

These unaudited condensed consolidated financial results were approved for issue by the Board of Directors on 14 May 2007.

2. Principal accounting policies

Basis of preparation

These financial statements have been prepared in accordance with IFRS and IFRIC interpretations applicable to companies reporting under IFRS as adopted by the EU. There are no material differences for the Group between IFRS and IFRS as adopted by the EU.

The unaudited Group results for the three months ended 31 March 2007 have been prepared on a basis consistent with the IFRS accounting policies as set out on pages F1-F52 of the consolidated financial statements for the year to 31 December 2006 as filed with the SEC on Form 20-F on 30 April 2007.

The unaudited condensed consolidated interim financial statements are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under IFRS, save as disclosed in note 6. These interim financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three months ended 31 March 2007 are not necessarily indicative of the results that may be expected for the year ending 31 December 2007. The consolidated balance sheet as at 31 December 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by IFRS for complete financial statements.

Basis of accounting

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Although these estimates are based on management’s best estimate of the amount, event or actions, these results ultimately may differ from those estimates.

Accounting policies adopted in preparing these condensed consolidated financial statements have been selected in accordance with IFRS.

3. Segmental information

The Group operates in one business segment being the supply of mobile satellite communications services.

“Other” in the three months ended 31 March 2007 principally comprises income from technical support to other operators, the provision of conference facilities and leasing surplus office space to external organizations.

Primary reporting format—business segments

	Three months ended 31 March 2007
(US$ in millions)	Mobile satellite communications services	Other	Unallocated	Total
Revenue	138.3	2.5	—	140.8

Segment result (operating profit)	57.5	0.8	—	58.3
Net interest charged to the Income Statement	—	—	(19.7)	(19.7)

Profit before income tax				38.6
Income tax expense				(11.8)

Profit for the period				26.8

Segment assets	1,945.9	—	127.0	2,072.9
Segment liabilities	(197.7)	—	(1,459.7)	(1,657.4)
Capital expenditure(a)	(26.0)	—	—	(26.0)
Depreciation	(36.1)	—	—	(36.1)
Amortization of intangible assets	(5.2)	—	—	(5.2)

(a)	Capital expenditure stated using accruals basis.

	Three months ended 31 March 2006
(US$ in millions)	Mobile satellite communications services	Other	Unallocated	Total
Revenue	120.4	1.3	—	121.7

Segment result (operating profit)	41.6	(0.4)	—	41.2
Net interest charged to the Income Statement	—	—	(19.2)	(19.2)

Profit before income tax				22.0
Income tax expense				(7.1)

Profit for the period				14.9

Segment assets	1,994.0	—	39.2	2,033.2
Segment liabilities	(228.3)	—	(1,429.9)	(1,658.2)
Capital expenditure(a)	(32.3)	—	—	(32.3)
Depreciation	(34.9)	—	—	(34.9)
Amortization of intangible assets	(4.4)	—	—	(4.4)

(a)	Capital expenditure stated using accruals basis.

4. Net interest payable

	Three months ended 31 March
(US$ in millions)	2007	2006
Interest on subordinated parent company loan	(9.4)	(8.6)
Interest on Senior Notes and Senior Credit Facilities	(9.0)	(9.6)
Unwinding of discount on deferred satellite liabilities	(0.9)	(1.0)
Amortization of debt issue costs	(0.7)	(0.6)
Pension and post-retirement liability finance costs	(0.4)	—
Other interest payable	(0.2)	—
Interest and facility fees payable on bank loans, overdrafts	—	(0.4)

Total interest payable and similar charges	(20.6)	(20.2)

Bank interest receivable and other interest	0.9	0.5
Interest rate swap	—	0.5

Total interest receivable and similar income	0.9	1.0

Net interest payable	(19.7)	(19.2)

5. Borrowings

Borrowings are shown net of unamortized deferred finance costs, which have been allocated as follows:

	As at 31 March 2007			As at 31 December 2006
(US$ in millions)	Amount	Deferred finance costs	Net balance	Amount	Deferred finance costs	Net balance
Senior Credit Facility	300.0	(1.5)	298.5	250.0	(1.6)	248.4
Subordinated parent company loan — principal	684.5	—	684.5	684.5	—	684.5
— interest	14.4	—	14.4	5.0	—	5.0
Senior Notes	256.8	(8.5)	248.3	256.8	(8.9)	247.9
Premium on Senior Notes	1.1	—	1.1	1.1	—	1.1
Deferred satellite payments	58.9	—	58.9	60.6	—	60.6
Bank overdrafts	0.1	—	0.1	0.2	—	0.2

Total Borrowings	1,315.8	(10.0)	1,305.8	1,258.2	(10.5)	1,247.7

6. Summary of differences between IFRS and United States GAAP

The condensed consolidated financial statements have been prepared in accordance with accounting principles under IFRS, which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the condensed consolidated financial statements, as well as different disclosures required by US GAAP. Further details on these differences between IFRS and US GAAP are set forth in note 34 of our consolidated financial statements for the year ended 31 December 2006 as filed with the SEC on Form 20-F.

The following table contains a summary of the adjustments to profit for the financial period between IFRS and US GAAP:

	Three months ended 31 March
(US$ in millions)	2007	2006 (as restated)
Profit for the financial period as reported under IFRS	26.8	14.9
US GAAP adjustments
Pension plans	(0.2)	0.1
Financial instruments	—	0.2
Deferred taxation (as restated)	(2.3)	(2.8)
Facility fees and amortization	—	(0.1)
Development costs and amortization	1.4	1.1
Depreciation on tangible fixed assets	(0.3)	(0.3)
Stock options (including UK National Insurance)	(0.7)	0.3
Capitalized interest	6.5	8.7
Deferred income on sale and leaseback	0.7	0.1
Network and satellite costs and amortization	0.1	0.1
Amortization of intangible assets	(0.3)	(0.4)

Total US GAAP adjustments	4.9	7.0

Net income under US GAAP	31.7	21.9

The following table contains a summary of the adjustments to shareholders’ funds between IFRS and US GAAP:

(US$ in millions)	As at 31 March 2007	As at 31 December 2006
Total shareholders’ funds as reported under IFRS	415.5	389.8
US GAAP adjustments:
Deferred taxation	(42.4)	(40.3)
Development costs and amortization	(56.3)	(57.7)
Tangible fixed assets	3.0	3.4
Goodwill	(155.9)	(155.9)
Stock options (including UK National Insurance)	2.0	2.6
Network and satellite operation costs and amortization	(7.7)	(7.8)
Deferred income on disposal of tangible assets	(51.6)	(52.3)
Capitalized interest	176.5	170.0
Intangible assets	71.5	71.8

Total US GAAP adjustments	(60.9)	(66.2)

Shareholders’ equity under US GAAP	354.6	323.6

The reconciliation of net income above for the three months ended 31 March 2006 (as restated), reflects the correction of an error in the calculation of the US GAAP deferred taxation balances for this period. This error resulted in an overstatement of the US GAAP deferred tax charge for the three months ended 31 March 2006 of US$2.4m. Our Form 20-F filed with the SEC on 30 April 2007 corrected this error for the full year ended 31 December 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: May 14, 2007	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE plc

Date: May 14, 2007	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer